SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 09, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor's Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
CNPJ/MF 02.570.688/0001 -70
NIRE 53 3 0000581 8

NOTICE TO SHAREHOLDERS

PROPOSAL FOR AMENDMENT OF THE COMPANY'S BY-LAWS

Brasil Telecom Participações S.A. (“Company”) hereby informs that the Senior Management is submitting to the Shareholders Special Meeting to be held on April 10, 2007 a proposal involving the Amendment of the Company's By-Laws, as follows:

Current Wording	Proposed Wording

Article 5 - The subscribed capital stock, totally paid up, is of R$2,596,271,819.93 (two billion, five hundred and ninety-six million, two hundred and seventy-one thousand, eight hundred and nineteen reais and ninety-three centavos), represented by 363,969,213,887 (three hundred and sixty three billion, nine hundred sixty-nine million, two hundred and thirteen thousand, eight hundred and eighty-seven) shares, of which 134,031,688,203 (one hundred and thirty-four billion, thirty-one million, six hundred and eighty-eight thousand, two hundred and three) shares are common shares and 229,937,525,684 (two hundred and twenty-nine billion, nine hundred and thirty-seven million, five hundred and twenty-five thousand, six hundred and eighty four)shares are preferred shares, all nominative shares, with no par value.

Article 5 - The subscribed capital stock, totally paid up, is of R$2,596,271,819.93 (two billion, five hundred and ninety-six million, two hundred and seventy-one thousand, eight hundred and nineteen reais and ninety-three centavos), represented by 363,969,213 (three hundred and sixty three million, nine hundred sixty-nine thousand, two hundred and thirteen) shares, of which 134,031,688 (one hundred and thirty-four million, thirty-one thousand, six hundred and eighty-eight) shares are common shares and 229,937,525 (two hundred and twenty-nine million, nine hundred and thirty- seven thousand, five hundred and twenty-five) shares are preferred shares, all nominative shares, with no par value.

Article 6 - The Company is authorized to increase its capital stock, upon the deliberation of the Board of Directors, up to the limit of 700,000,000,000 (seven hundred billion) shares, common or preferred, in accordance with the legal limit of 2/3 (two thirds)for the emission of preferred shares with no right to vote.

Article 6 - The Company is authorized to increase its capital stock, upon the resolution of the Board of Directors, up to the limit of 700,000,000 (seven hundred million) shares, common or preferred, in accordance with the legal limit of 2/3 (two thirds) for the issuance of preferred shares with no right to vote

Article 25 - The members of the Board of Directors and their respective alternate members are elected by the Shareholders’ Meeting which appoint, among them, the Chairman of the Board.

1st Paragraph – The effective Board of Directors’ members will be replaced by its alternate member in case of absence, impediment or vacancy.

2nd Paragraph - In case of vacancy in a position of effective member and if the respective alternate member does not replace the effective member, Article 150 of Law 6.404/76 shall be applied.

Article 25 - The members of the Board of Directors and their respective alternate members are elected by the Shareholders’ Meeting which appoint, among them, the Chairman and the Vice-Chairman of the Board.

1st Paragraph - Sustained

2nd Paragraph - Sustained

Article 26 – The Board of Directors will meet ordinarily once every two calendar months and, extraordinarily, upon summons made by its Chairman or by 2 (two) Council members, drafting minutes of the Meetings.

Sole Paragraph – The summons shall be made by letter, telegram or fax delivered at least 10 (ten) days in advance, except in the cases of urgency, at the sole discretion of the Chairman of the Board of Directors, and the notice must contain the day’s agenda.

Article 26 - The Board of Directors will meet ordinarily once every calendar month and, extraordinarily, upon calls made by its Chairman or by 2 (two) Board members, and minutes of the Meetings shall be drawn up.

1st Paragraph – The calls shall be made by letter, telegram or fax delivered at least 10 (ten) days in advance, except in the cases of uncontested urgency, at the sole discretion of the Chairman of the Board of Directors, and the notice must contain the agenda of the meeting.

2nd Paragraph - The members of the Board of Directors may participate in the board meetings by means of conference calls, videoconference, or by any other means allowing all Directors to see and/or hear one another and, in this case, they shall be deemed as having attended the meeting, and the corresponding Minutes shall be drawn up and signed by all presents until the next meeting.

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Article 27-B – The Company's Internal Audit shall be subordinated to the Board of Dirctors.

Article 34 - The Fiscal Council shall meet, ordinarily, once every month and, extraordinarily, when required.

1st Paragraph - The Meetings are summoned by the Chairman of the Fiscal Council or by 2 (two) members of the Fiscal Council.

2nd Paragraph - The Fiscal Council deliberates by majority of votes, with the presence of the majority of its members.

Article 34 – Sustained

1st Paragraph - Sustained

2nd Paragraph - Sustained

3rd Paragraph - The members of the Audit Committee may participate in the meetings of that body by means of conference calls, videoconference, or by any other means allowing all members to see and/or hear one another and, in this case, they shall be deemed as having attended the meeting, and the corresponding Minutes shall be drawn up and signed by all presents until the next meeting.

Article 44 – The Company may, by deliberation of the Board of Directors, pay or credit, in dividends, interests on shareholders’ equity, in compliance with article 9 of Law 9,249, on 12/26/95. The interests will be compensated with the amount of the minimum required dividend due in the fiscal year to the holders of both common and preferred shares.

Article 44 – Sustained

1st Paragraph - Dividends and interests on own capital contemplated in the caput hereof shall be paid at the times and in the manner indicated by the Senior Management, reverting to the benefit of the Company the dividends that shall remain unclaimed 3 (three) years after the date of commencement of the payment

2nd Paragraph - The Board of Directors may authorize the Senior Management to resolve on the matter addressed in the caput of the present article

Brasília (DF), March 08, 2007.
Charles Laganá Putz
Investors' Relations Director

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 09, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.